December 28, 2021

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Melissa Gilmore and Kevin Woody

Re: Intertape Polymer Group Inc.
Form 20-F for the Year Ended December 31, 2020
Filed March 26, 2021
File No. 001-10928

Dear Ms. Gilmore and Mr. Woody:

Set forth below is the response of Intertape Polymer Group Inc. (the "Company") to the letter dated December 16, 2021 (the "Comment Letter") from the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") concerning the Registrant's Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Commission on March 26, 2021 (the "Form 20-F").

For your convenience, the Staff's comment has been set forth in bold and the numbered paragraph contained herein corresponds to the numbered paragraph in the Comment Letter.

Form 20-F for the Year Ended December 31, 2020

Item 5: Operating and Financial Review and Prospects (Management's Discussion & Analysis) Outlook, page 55

1. **We note the Company's expectations for future periods including Adjusted EBITDA and Free Cash Flow in your Form 20-F and in your earnings release 6-K filings. Please present and reconcile these non-GAAP measures to the most directly comparable GAAP measures in accordance with Items 100(a)(1) and (2) of Regulation G and 10(e)(1)(i)(A)and (B) of Regulation S-K.**

Response:

In accordance with Items 100(a)(1) and (2) of Regulation G and 10(e)(1)(i)(A) and (B) of Regulation S-K and in response to your comment, we have attached, as Exhibit A for our Form 20-F, reconciliations of expected Adjusted EBITDA to net earnings, which we believe to be the most directly comparable GAAP measure, and expected Free Cash Flow to cash flows from operating activities, which we believe to be the most directly comparable GAAP measure. We hope that use of this presentation now and in the future, with whatever modifications are necessary to fit the future circumstances, is and will be responsive to your comment.

TAPES & FILMS • PACKAGING PRODUCTS & SYSTEMS • BUILDING MATERIALS • ENGINEERED COATED PRODUCTS

100 Paramount Drive, Suite 300 • Sarasota, Florida 34232 | Toll Free: 800-474-8273 | www.itape.com

Should you have any questions or comments relating to this letter, please do not hesitate to contact the undersigned at (941) 739 – 7522 or via email at jcrystal@itape.com. We thank the Staff in advance for its assistance. Sincerely, /s/ Jeffrey Crystal Jeffrey Crystal Chief Financial Officer cc: Randi Booth, Senior Vice President & General Counsel Michael Mills, Holland & Knight LLP

Exhibit A Adjusted EBITDA Reconciliation to Net Earnings (In millions of USD) (Unaudited) Fiscal Year 2021 Estimate $ Net earnings 88.8 Interest and other finance costs 31.9 Income tax expense 28.6 Depreciation and amortization 67.5 EBITDA 216.8 Manufacturing facility closures, restructuring and other related charges 0.0 M&A Costs1 0.0 Share-based compensation expense 15.7 Impairment of long-lived assets and other assets 0.0 Loss on disposal of property, plant and equipment 0.1 Adjusted EBITDA 232.6 Free Cash Flows Reconciliation to Cash Flows from Operating Activities (In millions of USD) (Unaudited) Fiscal Year 2021 Estimate $ Cash flows from operating activities 188.5 Purchases of plant, property and equipment 100.0 Free cash flows 88.5 1 The Company defines M&A Costs as advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments.